FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                       Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                        Securities Exchange Act of 1934

  For the month of March 2004                 Commission file number 1-12260

                         COCA-COLA FEMSA, S.A. de C.V.
                (Translation of Registrant's name into English)

                      Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                           Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                         (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F   x    Form 40-F
                            -----             -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes         No  x
                      -----     -----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

                                                                 CONFORMED COPY
                                                                 --------------

                                    FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

   For the month of March 2004                  Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F   x      Form 40-F
                            -----             -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


      (Check One) Yes         No  x
                      -----     -----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-______.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      COCA-COLA FEMSA, S.A. DE C.V.
                                      (Registrant)

Date:  March 16, 2004                 By: /s/  HECTOR TREVINO GUTIERREZ
                                         -----------------------------------
                                      Name:  Hector Trevino Gutierrez
                                      Title: Chief Financial Officer

       Coca-Cola FEMSA Stockholders Approve Dividend for Ps. 520.7 Million

    MEXICO CITY, March 16 /PRNewswire-FirstCall/ -- Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, held its Annual General Ordinary Stockholders Meeting on March 9, 2004, at which shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2003, the declaration of the dividend corresponding to fiscal year 2003, and the composition of the Board of Directors for the year 2004.
    The stockholders approved the payment of a dividend in the amount of Ps.520.7 million. The dividend will be paid on May 14, 2004, in the amount of Ps.0.282 for each ordinary share, equivalent to Ps.2.82 per ADR.

    Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Grand Buenos Aires), along with bottled water, beer and other beverages in some of these territories.
    The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

    This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control, which could materially impact the Company's actual performance.

SOURCE  Coca-Cola FEMSA, S.A. de C.V.
    -0-                             03/16/2004
    /CONTACT: Alfredo Fernandez, afernandeze@kof.com.mx, or Julieta Naranjo, jnaranjo@kof.com.mx, both Investor Relations for Coca-Cola FEMSA, S.A. de C.V., +52-55-5081-5120, or 5121 or 5148/
    /Web site:  http://www.cocacola-femsa.com.mx /
    (KOF)